Global Payments Inc.
3550 Lenox Road NE
30th Floor
Atlanta, GA 30026
USA
770.829.8000

globalpayments.com
December 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Robert Shapiro and Lyn Shenk

Re: Global Payments Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-16111

Dear Mr. Shapiro and Mr. Shenk:

We hereby respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated November 21, 2024 (the “Comment Letter”), to the above referenced filing of Global Payments Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 42

1.We note your response to prior comment 3. Your intended, revised disclosure continues to not quantify the effects of changes in price, volume, and acquisitions/dispositions on merchant revenues. You state the net effect of acquisition and divestiture activities in Merchant Solutions contributed approximately 8.6% growth to Merchant Solutions, primarily due to the revenues of the EVO business acquired in March 2023. Please quantify for us the effect of the EVO business acquisition on your Merchant Solutions segment revenues in absolute dollars. Please also quantify for us the effect of other non-EVO related changes in transaction volume on Merchant Solutions segment revenues in absolute dollars.

RESPONSE:

Merchant Solutions revenues grew $946.9 million, or 15.3%. The acquisition of EVO generated $609.0 million of additional revenues in the year ended December 31, 2023 compared to the prior year, and the divestiture of our Gaming business had the effect of reducing revenues by $73.4 million. The two net to the 8.6% disclosed; the effect of Gaming was not a material factor.

The effect of changes in transaction volume other than the effects of the EVO and Gaming businesses on Merchant Solutions revenues in the year ended December 31, 2023 was $439.6 million.

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2.You state Issuer Solutions revenue increased primarily due to an increase in transaction volume. Please quantify for us the effect of changes in transaction volume and any other material factors on this revenue category.

RESPONSE:

Revenues from our Issuer Solutions segment for the year ended December 31, 2023 increased by $153.2 million, or 6.8%, compared to the prior year. Changes in transaction volume contributed $134.6 million to the growth in revenues. No other factors were material to the increase in revenues, individually or in aggregate.

3.Please quantify for us the effect of the divestiture of your consumer business on cost of service in absolute dollars, which your intended, revised disclosure describes as being approximately 1.5% of the 3.5% decline in cost of service as a percent of revenue. Please also quantify for us the effect of the EVO acquisition on cost of service. Lastly, tell us and revise to explain whether the $28.4 million decrease in professional services and facilities costs is expected to continue in future periods as part of prudent expense management.

RESPONSE:

The effect of the divestiture of the consumer business on cost of service was $313.9 million in 2023, which had the effect of reducing cost of service as a percentage of revenues by approximately 1.5%.

The effect of the acquired EVO business on cost of service was $230.2 million in 2023. The effect on cost of service as a percentage of revenues was insignificant.

We cannot be certain that the trend of lower professional services and facility costs will continue. We expect that the reductions in professional services and facilities costs noted will continue for the specific factors that drove the reductions in 2023. However, many of our professional services are not recurring and the amounts can vary period over period based on initiatives for the reporting period. In addition, changes in facility costs could also be affected by additional space reductions as the level of remote work fluctuates. Facilities costs can include impairments from space reduction activity as well as reduced run rates, and neither of these can be forecasted or predicted. We have considered the guidance in Item 303(b)(2)(ii), and we believe it would not be appropriate to revise the disclosure to state this as an expected trend regarding future expectations.

We have revised our proposed disclosure to include the effects above in absolute dollars. Presented below for illustrative purposes is an excerpt from the MD&A section of the Annual Report on Form 10-K for the year ended December 31, 2023, marked to show an example of the enhanced disclosure approach we intend to take in our future filings (additions to existing language are in bold and deletions are in ~~strikethrough~~):

Cost of Service. Cost of service for the year ended December 31, 2023 decreased by $51.1 million, or 1.4%, to ~~was~~ $3,727.5 million~~, compared to~~ from $3,778.6 million in ~~for~~ the prior year. Cost of service as a percentage of revenues decreased to 38.6% for the year ended December 31, 2023~~, compared to~~ from 42.1% in ~~for~~ the prior year. ~~Compared to the prior year, cost of service for the year ended December 31, 2023 decreased primarily due to continued~~

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~~prudent expense management and inclusion of costs related to the divested businesses for only a portion of the current year. These favorable effects were partially offset by the inclusion of costs for the EVO business, including the related amortization of acquired intangibles. Cost of service included amortization of acquired intangibles of $1,318.5 million and $1,263.0 million for the years ended December 31, 2023 and 2022, respectively.~~

The net effect of the acquisition and divestiture activity on cost of service was a reduction of $113.8 million. The actual decrease in cost of service of $51.1 million was less than the $113.8 million due to an increase in costs that vary in relation to revenues, partially offset by the lower professional services and facilities costs, which declined an aggregate of $28.4 million.

The effect of the divestitures on cost of service was $344.1 million in the year ended December 31, 2023, which had the effect of reducing cost as a percentage of revenues by approximately 1.5%. The effect of the acquired EVO business on cost of service was $230.2 million in 2023; the effect on cost of service as a percentage of revenues was insignificant.

The most significant component of our cost of service is amortization expense, which was $1,318.5 million and $1,263.0 million, or approximately 35% and 33% of consolidated cost of service for the years ended December 31, 2023 and 2022, respectively. Together with depreciation expense, these costs represented approximately 42% and 40% of consolidated cost of service for the years ended December 31, 2023 and 2022, respectively. These costs generally do not vary in proportion to changes in revenues, but rather are most significantly affected by acquisition activities. The acquired EVO business was the primary driver of the increase in amortization and depreciation expense during the year ended December 31, 2023.

4.Please separately quantify for us the effect of acquired businesses, divested businesses, and changes in corporate expenses on your selling, general and administrative expenses in absolute dollars.

RESPONSE:

The effect of the acquired EVO business on selling, general and administrative expenses was $357.4 million in 2023.

The effect of divestitures on selling, general and administrative expenses was $79.8 million in 2023.

Corporate expenses increased $120.3 million (which $ amount is shown in the table within the results of operations section of MD&A, as all corporate expenses are included in selling, general and administrative expenses rather than cost of service).

We have revised our proposed disclosure to include the effects above in absolute dollars. Presented below for illustrative purposes is an excerpt from the MD&A section of the Annual Report on Form 10-K for the year ended December 31, 2023, marked to show an example of the enhanced disclosure approach we intend to take in our future filings (additions to existing language are in bold and deletions are in ~~strikethrough~~):

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Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2023 increased by $549.2 million, or 15.6% to $4,073.8 million~~, compared to~~ from $3,524.6 million in ~~for~~ the prior year. Selling, general and administrative expenses as a percentage of revenues was 42.2% for the year ended December 31, 2023, compared to 39.3% in ~~for~~ the prior year.

The increase of $549.2 million was primarily the result of the net effect of the acquisition and divestiture activity of $277.6 million and an increase in Corporate expenses of $120.3 million. The remaining increase was due to an increase in costs that vary with revenues.

The effect of the acquired EVO business on selling, general and administrative expenses was $357.4 million in the year ended December 31, 2023. The effect of divestitures on selling, general and administrative expenses was $79.8 million in the year ended December 31, 2023.

~~The increase in selling, general and administrative expenses was primarily due to an increase in variable selling and other costs related to the increase in revenues and the inclusion of costs for the EVO business. In addition, the increase was driven by the effects of higher~~The higher corporate expenses included an $83.4 million increase in acquisition and integration expenses related primarily to the acquisition of EVO, and ~~higher compensation and benefits costs, including~~ an increase of $45.7 million in share-based compensation expense, primarily related to ~~for~~ retirement eligible executives and our previous CEO, whose departure was announced on May 1, 2023~~.~~, which were

~~Selling, general and administrative expenses included acquisition and integration expenses of $341.4 million and $258.0 million for the years ended December 31, 2023 and 2022, respectively. Share-based compensation expense was $209.0 million and $163.3 million for the years ended December 31, 2023 and 2022, respectively.~~

~~Corporate. Corporate expenses for the year ended December 31, 2023 were $898.0 million, compared to $777.7 million for the prior year. The increase for the year ended December 31, 2023 was primarily due to the increase in acquisition and integration and compensation expenses,~~ partially offset by a $28.6 million decrease in ~~lower~~ charges related to facilities exit activities ~~in the current year~~.

For the year ended December 31, 2023, selling general and administrative expenses as a percentage of revenues increased 2.9% primarily as a result of the operating costs of our acquired and divested businesses, each of which contributed approximately 1% to the increase, as the acquired businesses had a higher cost as a percentage of revenues and the divested business had a lower cost as a percentage of revenues relative to our existing businesses. The remaining increase in selling, general and administrative expenses as a percentage of revenues was due to the higher corporate expenses, which contributed approximately 0.6% to the increase.

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If you have any questions, please do not hesitate to contact me at (404) 926-9620.

Very truly yours,
/s/ Joshua J. Whipple
Joshua J. Whipple Chief Financial Officer